Condensed Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the three and six months ended April 30, 2016 and 2015

(Expressed in United States Dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Continuity of Significant Accounting Policies and Reporting Procedures

5.	Deposits and Other Receivables

6.	Property and Equipment

7.	Deferred Development Costs

8.	Intangible Assets and Patents

9.	Shareholders’ Equity , Stock Options, Warrants, Loss per Share and Bridge Loans

10.	Income Taxes

11.	Expenses

12.	Management Compensation and Related Party Transactions

13.	Commitments and Contingencies

14.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	April 30,	October 31,
	2016	2015
	(Unaudited)
Assets
Current assets:
Cash	$20,285	$158,568
Deposits and other receivables (Note 5)	114,360	56,108
	134,645	214,676

Property and equipment, net (Note 6)	13,633	15,592
Deferred development costs (Note 7)	3,586,817	3,070,299
Intangible assets, net (Note 8)	48,381	58,057
Patents, net (Note 8)	404,008	309,242
	$4,187,484	$3,667,866

Liabilities and Shareholders' Equity
Current liabilities:
Bridge loans (Note 9)	$2,415,982	$966,588
Accounts payable and accrued liabilities	1,590,110	1,297,390
	$4,006,092	$2,263,978
Shareholders' Equity
Share capital: (Note 9)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 197,543,036 common shares (2015: 197,176,368) (Note 9)	$74,108,475	$74,083,975
Equity component of bridge loans	115,629	-
Contributed surplus (Note 9)	27,213,204	27,213,204
Deficit	(101,255,916)	(99,893,291)
	181,392	1,403,888

	$4,187,484	$3,667,866

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015 (Unaudited)

	Three months Ended April 30		Six months Ended April 30
	2016	2015	2016	2015

Costs and expenses :
Administration (Note 11)	231,859	$135,461	432,380	$242,578
Professional, other fees and salaries (Note 11)	485,547	691,328	941,209	1,184,872
Stock based compensation (Note 9)	-		(85,500)	-
Development costs	2,421	189,505	3,418	198,636
Travel and entertainment	35,036	38,366	80,075	74,695
Amortization of property and equipment (Note 6)	1,456	1,756	2,625	3,549
Amortization of intangible assets (Note 11)	-	-	-	-
Foreign exchange loss	(5,381)	46,248	(11,582)	36,422
Loss from operations	750,938	1,102,664	1,362,625	1,740,752

Net loss before income taxes	(750,938)	(1,102,664)	(1,362,625)	(1,740,752)

Income taxes (Note 10)	-	-	-	-

Net loss and comprehensive loss	(750,938)	(1,102,664)	(1,362,625)	(1,740,752)

Loss per share - basic and diluted (Note 9)	$(0.00)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of shares (Note 9)	197,972,158	191,488,933	197,298,255	190,148,452

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015 (Unaudited)

	Three Months Ended April 30		Six Months Ended April 30
	2016	2015	2016	2015
Cash flows from operating activities:
Net loss	$(750,938)	$(1,102,664)	$(1,362,625)	$(1,740,752)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets	-		-	-
Amortization of property and equipment	1,456	1,756	2,625	3,549
Accretion expense	54,424		58,666	-
Stock based compensation	-		(85,500)	-
Increase (decrease) in deposits and other receivables	87,164	889,365	(58,252)	584,406
Increase (decrease) in accounts payable and accrued liabilities	162,941	432,152	292,720	608,114
Net cash used in operating activities	(444,953)	220,609	(1,152,366)	(544,683)

Cash flows from investing activities:
Purchase of property and equipment	-		-	-
Patents	(59,758)	(47,082)	(141,452)	(89,901)
Deferred development costs	(195,038)	(1,428,525)	(904,057)	(2,255,649)
Deferred development billed	-	888,914	443,901	1,359,274
Net cash used in investing activities	(254,796)	(586,693)	(601,608)	(986,276)

Cash flows from financing activities:
Issue of common shares	55,000	199,500	110,000	765,277
Bridge loans advances	451,402		1,359,432	-
Bridge loans Interest accrued	91,670		209,359
Bridge loan repayments	(41,100)		(63,100)	-
Net cash provided by financing activities	556,972	199,500	1,615,691	765,277

Increase (decrease) in cash	(142,777)	(166,584)	(138,283)	(765,682)

Cash, beginning of period	163,062	336,890	158,568	935,987

Cash, end of period	$20,285	$170,306	$20,285	$170,305

Supplemental cash flow information:
Interest paid (classified in operating activities)	41,100	-	63,100	-
Income taxes paid	-	-	-	-

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of shares	Share capital	Contributed	Equity component	Deficit	Total
	Shares		surplus	of Bridge loan
Balance as at November 1, 2014	188,436,724	$70,802,776	$27,436,678	-	$(93,376,681)	$4,862,773

Warrants exercised	2,988,876	565,777	-	-	-	565,777
Fair value of warrants exercised	-	271,553	(271,553)	-	-	-
Options exercised	570,000	199,500	-	-	-	199,500
Fair value of warrants exercised	-	122,794	(122,794)	-	-	-
Net loss and comprehensive loss	-	-	-	-	(1,740,752)	(1,740,752)
Balance at April 30, 2015	191,995,600	$71,962,400	$27,042,331	-	$(95,117,433)	$3,887,298

Balance at November 1, 2015	197,176,368	$74,083,975	$27,213,204	-	$(99,893,291)	$1,403,888

Private placement of units for cash (Note 9)	366,668	110,000	-	-	-	110,000
Share compensation (Note 9)	-	(85,500)	-	-	-	(85,500)
Equity component of bridge loans	-	-	-	115,629	-	115,629
Net loss and comprehensive loss	-	-	-	-	(1,362,625)	(1,362,625)
Balance at April 30, 2016	197,543,036	$74,108,475	$27,213,204 $	115,629	$(101,255,916)	$181,392

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized sensor applications for companies operating internationally in a variety of industries.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on June 24, 2016.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the six months ended April 30, 2016, the Company reported net loss and comprehensive loss of $1,362,625 (2015: $1,740,752). The Company’s working capital deficiency as of April 30, 2016 is $3,871,447 (as at October 31, 2015: working capital deficiency of $2,049,302).

The Company’s future success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2016; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there is doubt the Company can continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed interim quarterly consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”) and comply with the requirements of IAS standard 34, Interim Financial Reporting.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a risk of resulting in a material adjustment are as follows:

i)	The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, unit private placements and the bifurcation of convertible debt.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

3.	BASIS OF PRESENTATION (Cont’d)

d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from commercial agreements with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At April 30, 2016, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

v)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

4.	CONTINUITY OF SIGNIFICANT ACCOUNTING POLICIES AND REPORTING PROCEDURES

e)	Accounting Policies:

These unaudited interim condensed consolidated financial statements follow the same accounting policies and methods of application as set in the audited consolidated financial statements for the year ended October 31, 2015 and should be read in conjunction with the audited consolidated financial statements. There have been no changes in accounting policies or methods of application of accounting policies in the period ending April 30, 2016.

f)	New Standards:

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRS Interpretations Committee that are mandatory for future accounting periods. These include IAS1 – presentation of Financial Statements, IFRS 15 - Revenues from Contracts with Customers and IAS 18 – Revenues. The Company is currently assessing the impact of these standards – there is no effect or impact on the Company’s financial statements for the period ending April 30, 2016.

g)	Fair Values:

There were no changes in the methods and assumptions used in estimating the fair value of the Company’s financial instruments and no changes to the classification of financial instruments in terms of the levels of financial hierarchy during the period ending April 30, 2016 from that which was reported at October 31, 2015.

h)	Capital Management:

There have been no changes to the objectives, policies and procedures that the Company has adopted and implemented with respect to capital management during the period ending April 30, 2016 from those disclosed at October 31, 2015.

i)	Financial Risks:

The Company is exposed to and evaluates a variety of financial risks relative to its activities: market risk (including foreign exchange risk and interest rate risk), liquidity risk and credit risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies. Based on management’s assessment as of April 30, 2016, the financial risks have not significantly changed since October 31, 2015. The Company continues to closely monitor its working capital position.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

5.	DEPOSITS AND OTHER RECEIVABLES

The balance reported as Deposits and Other Receivable consists of:

	April 30,	October 31,
	2016	2015

Advances to Employees	$13,049	$26,060
Prepaid Insurance and other	101,311	30,048
	$114,360	$56,108

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

6.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment

At November 1, 2014	$52,285	25,989	$78,274
Additions	1,286	-	$1,286
Year ended October 31, 2015	$53,571	$25,989	$79,560

At November 1, 2015	$53,571	25,989	$79,560
Additions	1,274		$1,274
Disposals	(1,582)	-	$(1,582)
Six months ended April 30, 2016	$53,263	$25,989	$79,252

Accumulated amortization	Computers	Furniture and	Total
		Equipment

At November 1, 2014	$30,802	25,989	$56,791
Amortization for the year	7,177	-	7,177
Year ended October 31, 2015	$37,979	$25,989	$63,968

At November 1, 2015	$37,979	25,989	$63,968
Amortization for the period	2,625		2,625
Adjustment for disposals	(974)	-	(974)
Six months ended April 30, 2016	$39,630	$25,989	$65,619

Net book value at October 31, 2015	$15,592	-	$15,592
Net book value at April 30, 2016	$13,633	-	$13,633

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

7.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

	April 30,	October 31,
	2016	2015

Opening balance	$3,070,299	$3,525,456
Additional project costs incurred	960,419	3,723,900
Recovery of development costs	(443,901)	(1,783,632)
Writedown of project costs	-	(2,395,425)
Closing balance	$3,586,817	$3,070,299

Additions to deferred development costs includes amortization of intangible assets and patents of $56,362 (2015 - $35,752).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

8.	INTANGIBLE ASSETS AND PATENTS

Intangible Assets

Cost

At November 1, 2014	$135,465
Additions	-
Year ended October 31, 2015	$135,465

At November 1, 2015	$135,465
Additions	-
Six months ended April 30, 2016	$135,465

Accumulated amortization

At November 1, 2014	$58,056
Amortization for the year	19,352
Year ended October 31, 2015	$77,408

At November 1, 2015	$77,408
Amortization for the period	9,676
Six months ended April 30, 2016	$87,084

Net book value at October 31, 2015	$58,057
Net book value at April 30, 2016	$48,381

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

8.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Patents

Cost

At November 1, 2014	$310,553
Additions	213,820
Writedown of costs incurred	(77,925)
Recovered from development partner	(18,140)
Year ended October 31, 2015	$428,308

At November 1, 2015	$428,308
Additions	141,452
Six months ended April 30, 2016	$569,760

Amortization

At November 1, 2014	$107,049
Adjust for writedown	(46,088)
Amortization for the year	58,105
Year ended October 31, 2015	$119,066

At November 1, 2015	$119,066
Amortization for the period	46,686
Six months ended April 30, 2016	$165,752

Net book value at October 31, 2015	$309,242
Net book value at April 30, 2016	$404,008

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS

a)	Share Capital:

	Number of	Amount
	Shares	$

Balance at November 1, 2014	188,436,724	$70,802,776

Private placement of units for cash (Note 13)	422,768	175,000
Warrants exercised (Note 13)	2,988,876	565,777
Fair value of warrants exercised	-	271,553
Options exercised	4,428,000	1,153,007
Fair value of options exercised	-	728,862
Share compensation	900,000	387,000
Balance at October 31, 2015	197,176,368	$74,083,975

Private placement of common shares for cash (Note 13)	366,668	110,000
Share compensation	-	(85,500)

Balance at April 30, 2016	197,543,036	$74,108,475

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS (Cont’d)

b)	Stock Options:

The Company did not grant any stock options during the quarters ending April 30, 2016 and 2015. The Company reports the following stock options outstanding at April 30, 2016, all of which are exercisable:

Stock options Outstanding

			Weighted
			average
			remaining life
Date of issue	# Issued	Strike Price	(in years)	Expiry Date

October 31, 2011	5,297,000	0.20	0.5	October 31, 2016
April 10, 2012	390,000	0.35	0.9	April 10, 2017
January 22, 2013	440,000	0.30 CDN	1.7	January 22, 2018
September 16, 2013	520,000	0.27 CDN	2.4	September 16, 2018
October 17, 2013	300,000	0.35	2.5	October 17, 2018
February 10, 2014	350,000	0.85	2.8	February 10, 2019
April 25, 2014	230,000	0.64	3.0	April 25, 2019
June 4, 2015	975,000	0.49	4.1	June 4, 2020
August 20, 2015	940,000	0.46	4.3	August 20, 2020
September 30, 2015	250,000	0.40	4.4	September 30, 2020
	9,692,000

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS (Cont’d)

c)	Loss Per Share:

The calculation of basic and diluted loss per share for the period ended April 30, 2016 was based on the loss attributable to common shareholders of $1,362,625 (2015 - $1,740,752) divided by the weighted average number of common shares outstanding of 197,298,255 (2015 – 190,148,452). Diluted loss per share did not include the effect of outstanding stock options as they are anti-dilutive.

d)	Share Purchase Warrants:

In the period ended April 30, 2015 the Company realized proceeds of $565,777 from the exercise of 2,988,876 common shares purchase warrants.

e)	Contributed Surplus:

Balance outstanding at November 01, 2014	$27,436,678

Stock based compensation expense relating to stock options issued	776,941
Fair value of options exercised	(728,862)
Fair value of warrants exercised	(271,553)
Balance at October 31, 2015 and April 30, 2016	$27,213,204

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

9.	SHAREHOLDERS’ EQUITY, STOCK OPTIONS, WARRANTS, LOSS PER SHARE AND BRIDGE LOANS (Cont’d)

Bridge loans:

(a)

Between August-October 2015 the Company secured a series of bridge loans from investors totaling $1,287,500 CDN ($976,673 USD). The loans are secured by a floating charge on the assets of the Company. The maturity dates have been extended through July 1, 2016. The interest rate on the bridge loans ranges from 2% to 3% per month. One of the bridge loans in the amount of $300,000 CDN ($229,446 USD) plus accrued interest was repaid on September 4, 2015.

These investors provided two additional bridge loans in the 3 months ending January 31, 2016 to the Company totaling $272,000 CDN ($201,280 USD) at an interest rate of 3% per month. These loans are secured by a floating charge on the assets of the Company. The maturity dates of these loans have been extended through July 1, 2016.

In March 2016, these bridge loans totaling $1,439,917 CDN of principal and accrued interest were converted to $1,077,862 USD by the investors and consolidated into one bridge loan document. The term of the loan was extended to July 15, 2016. The interest rate was changed to 1% per month. A conversion feature was added to the bridge loan whereby the investor has the privilege but not the obligation to convert the loan at any time prior to the maturity date into common shares at a conversion price of $0.30 per share.

(b)

In August 2015, the Company secured a bridge loan of $200,000 from an investor. The loan is secured by a floating charge on the assets of the Company. The interest rate on the loan is calculated at 3% per month, payable monthly in arrears. On November 2, 2015, a conversion feature on the loan was added whereby the investor has the privilege but not the obligation to convert any part up to all of the debenture including accrued interest at a price not above $0.30 per share. The maturity date on this loan has since been extended to July 2, 2016.

(c)	A group of other investors provided the following bridge loans to the Company:

i.

On November 30, 2016, certain of these investors provided $250,000 of unsecured convertible debentures due on March 31, 2016. The interest rate on these debentures is at a rate of 1% per month calculated on a daily basis. The investors have the privilege, but not the obligation, to convert up to 50% of the outstanding principal plus accrued interest at any time before the maturity date at a conversion price of $0.33 per share.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

On May 31, 2016 these debentures were cancelled and replaced with debentures totaling $250,000 that are due September 2, 2016. The current debentures are convertible at a price of $0.33 per share and bear interest at a rate of 2% per month calculated on a daily basis.

ii.

On December 2, 2015, certain of these investors provided $250,000 of unsecured debentures due on April 2, 2016 which maturity dates were extended to June 2, 2016. The interest rate on these debentures was at a rate of 2% per month calculated on a daily basis.

On June 2, 2016 these debentures were cancelled and replaced with debentures totaling $250,000 that are due September 2, 2016. The current debentures are convertible at a price of $0.33 per share and bear interest at a rate of 2% per month calculated on a daily basis.

(d)

On December 31, 2015, an investor provided an unsecured $100,000 convertible debenture due on July 1, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

(e)

On January 8, 2016, an investor provided an unsecured $100,000 convertible debenture due on July 8, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. The investor has the privilege, but not the obligation, to convert not less than the entire amount of the principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

(f)

On February 12, 2016, an investor provided an unsecured $500,000 US convertible debenture due on May 12, 2016. The interest rate on this debenture is at a rate of 1% per month calculated on a daily basis. This investor has the privilege, but not the obligation, to convert the outstanding principal plus any accrued interest at any time before the maturity date at a conversion price of $0.30 per share.

On May 13, 2016 this debenture was cancelled and replaced with a non-convertible debenture of $500,000 CDN bearing interest at a rate of 3% per month ,calculated on a daily basis and maturing on August 13, 2016.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

(g)

Between March 24-31, 2016 the Company negotiated three additional bridge loans with different investors, each loan in the amount of $30,000 with maturity dates between July 24-August 1, 2016. The interest rate on each of these loans is at a rate of 1% per month calculated on a daily basis. The investors have the privilege but not the obligation to convert up to all of the outstanding principal plus accrued interest at any time prior to maturity date at a conversion price of $0.30 per share.

The bridge loans described above in (c) (d) (e) (f) and (g) can be prepaid, in whole or in part at any time before their respective maturity dates at the option of the Company.

The Company has calculated the equity component of the bridge loans that have conversion privileges as the difference between the fair value of the compound financial interest as a whole and the fair value of the liability component. The Company then records accretion expense over the term of the loan.

A breakdown of the outstanding bridge loans is summarized as follows:

	October 31	April 30,
	2015	2016

Principal	$1,176,673 $	2,536,106
Interest Accrued	36,714	246,739
Interest Paid	(17,354)	(80,454)
Repayments	(229,446)	(229,446)
Accretion Expense	-	58,666
Equity Portion of Bridge Loan	-	(115,629)
	$966,587 $	2,415,982

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

10.	INCOME TAXES

At October 31, 2015 the Company updated non-capital losses of approximately $25.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of April 30, 2016 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	1,837,460	5,254	1,842,714
2027	1,545,159	3,459	1,548,618
2028	8,012	55,519	63,531
2029	1,583,583	463,610	2,047,193
2030	2,136,667	1,886,778	4,023,445
2031	1,287,275	48,808	1,336,083
2032	1,426,636	333,962	1,760,598
2033	1,729,223	160,550	1,889,773
2034	2,501,599	3,206,207	5,707,806
2035	2,837,402	2,146,779	4,984,181
	$16,893,016	$8,342,365	$25,235,381

In addition, the Company has available capital loss carry forwards of approximately $1.5 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

The Company has $22,064,0103 of Canadian denominated loss carryforwards; this balance is converted into the $US amount reported above using an average rate of exchange for translation purposes.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

11.	EXPENSES

Administration
The components of general and administration expenses are as follows:

	2016	2015

General and administrative	$46,756	$104,690
Rent and occupancy cost	36,409	38,212
Interest expense	210,484	-
Accretion expense	58,666	-
Office insurance	34,565	28,978
Telephone	6,050	10,434
Investor relations, listing and filling fees	39,450	60,264
	$432,380	$242,578

Professional, other fees and salaries
The components of professional, other fees and salaries expenses are as follows:

	2016	2015

Professional fees	$186,770	$301,388
Consulting fees	568,906	629,930
Salaries and benefits	185,533	253,554
	$941,209	$1,184,872

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

12.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

(a)	Chairman:

The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman for the six month ended April 30, 2016 was $56,104 of cash compensation and $nil of stock based compensation (2015 - $61,682 of cash compensation and $nil of stock based compensation).

(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties for the six month ended April 30, 2016 was $345,071 of cash compensation and $nil of stock based compensation (2015 - $466,225 of cash compensation and $nil of stock based compensation).

(c)

On February 19, 2014 the Company appointed an individual to serve as its Chief Technology Officer and also to serve as a director of the Company. Since that date, a company in which he is the major shareholder has invoiced the Company for engineering and design services as totaling $1,049,524 in the fiscal year ended October 31, 2015 and $nil in the six months ending April 30, 2016. These charges, as incurred have been capitalized as deferred development costs.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

13.	COMMITMENTS AND CONTINGENCIES

(a)

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3800 CDN. Lease commitments are as follows – commitments less than one year of $45,600 CDN; commitments in year 2 total $3,800 CDN.

(b)

The Company has certain open purchase orders to 3rd party subcontractors with respect to deferred development costs. The commitments under the purchase orders relate to work to be performed over the next 12-16 months totaling approximately $3.2 million.

(c)	Legal matters

On November 17, 2014, Micromem and MAST (“Plaintiffs”) commenced a lawsuit in the United States District Court for the Southern District of New York against Dreifus Associates Limited and Henry Dreifus (“Defendants”). The Plaintiffs original complaint contained five causes of action by which they sought money damages, declaratory relief and specific performance relating to certain contracts. On February 24, 2015, Plaintiffs filed an amended complaint to add a claim for declaratory relief relating to a patent held by Plaintiffs. In March 2015, the Defendants responded to allegations filed by the Company. The Defendants denied the substantive allegations in the complaints filed by the Company and sought to have the action transferred to Florida where the Defendants reside. Additionally, the Defendants have counterclaimed seeking approximately $270,000 of disputed charges for services allegedly rendered and also seeking inventor ship status on one of the Company’s patents.

The Defendants were successful in having the action transferred to Federal Court in Orlando, Florida from Federal Court in New York in December 2015.

After transfer, the Defendants filed a separate answer to the complaint filed by the Plaintiffs denying the material allegations in the complaint and asserted a counterclaim that requests that Henry Dreifus be added as an inventor on a patent held by the Plaintiffs.

With respect to these counterclaims asserted by the Defendants, the Company has filed responses denying the material allegations of these counterclaims.

MICROMEM TECHNOLOGIES INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS
(Expressed in United States dollars)

For the three and six months ended April 30, 2016 and 2015

The parties have recently submitted a case management report to the Federal Court in Florida that contains a schedule for discoveries, dispositive motions and trials. The parties have also agreed to participate in mediation to attempt to resolve this dispute.The mediation date is now set for June 29,2016.

The outcome of this matter cannot, as yet, be determined.

14.	SUBSEQUENT EVENTS

(a)	In May - June 2016 ,certain officers and directors exercised a total of 2,650,000 stock options previously awarded to them and the Company realized proceeds of $530,000.

(b)	On May 2, 2016, the Company secured a $300,000 CDN ($239,082 US) bridge loan from an investor at an interest rate of 3% per month, maturing on July 3, 2016.

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